

September 2, 2010

Mr. Derek Jackson
President and Chief Executive Officer
Bluewave Group, Inc.
2881 E. Oakland Park Blvd., Suite 407
Ft. Lauderdale, FL 33306

> **Re: Bluewave Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 30, 2010**
> **File No. 000-53804**

Dear Jackson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K, filed on August 30, 2010

1.   We note your disclosure stating that there were no disagreements with your former accountants. However, within their letter filed as Exhibit 16 your former accountants state that they disagree with your disclosure pertaining to their dismissal and identify several unresolved matters of accounting principles.

Please identify the particular aspects of your disclosure with which your former accountants disagree and if these concern the unresolved matters of accounting principles or other related events tell us why you have not disclosed the information in the Form 8-K as would ordinarily be required to comply with Item 304(a)(1)(iv) and (v) of Regulation S-K.

Please revise the disclosures in your Form 8-K as necessary to comply with this guidance. Once the disclosure issues have been resolved, we expect you will also need to obtain and file an updated letter from your former accountants.

2. Tell us why your former accountants were unable to complete the audit of your financial statements prior to their dismissal, and identify the individual(s) within your company that recommended their dismissal along with their reasons.

3. We note you are delinquent in filing your Form 10-K for the fiscal year ended April 30, 2010. Tell us the reasons you have not filed this report, the steps you are taking to resolve these matters, and the timeframe for completion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at 202 551-3706 if you have questions regarding the comments. Please contact me at 202 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief